FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0104 Expires: January 31, 2005
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES	Estimated average burden hours per response. 0.5
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
(Print or Type Responses)
1. Name and Address of Reporting Person*	2. Date of Event	4. Issuer Name and Ticker or Trading Symbol
MLII Co-Investment Fund NC Limited Partnership	Requiring Statement (Month/Day/Year)	DepoMed, Inc. (DMI)
(Last)	(First)	(Middle)	April 21, 2003	5. Relationship of Reporting Person(s) to Issuer (Check all applicable)	6. If Amendment, Date of Original (Month/Day/Year)
100 International Boulevard	3. I.R.S. Identification	Director	X	10% Owner
(Street)	Number of Reporting	Officer (give	Other (specify	7. Individual or Joint/Group
Person, if an entity	title below)	below)	Filing (Check Applicable Line)
(voluntary)	Form filed by One Reporting Person
Toronto	Ontario	M9W 6J6	X	Form filed by More than One Reporting Person
(City)	(State)	(Zip)	Table I — Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock, no par value per share	462,962	D (1)

1. Title of Derivative Security (Instr. 4)	2. Date Exer-cisable and Expiration Date (Month/Day/Year)	3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)	4. Conver-sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct	6. Nature of Indirect Beneficial Ownership (Instr. 5)
Date Exer-cisable	Expiration Date	Title	Amount of Number of Shares	(D) or Indirect (I) (Instr. 5)
Warrant (Right to Buy)	7/21/03	Common Stock	162,037	$2.16	D (1)

Explanation of Responses:

(1) MLII Co-Investment Fund NC Limited Partnership ("MLII") beneficially owns 462,962 shares of common stock, no par value per share, of the Issuer (the "Common Stock") and 162,037 shares of Common Stock underlying warrants which become exercisable on July 21, 2003, (collectively the "Shares"). MLII (NCGP) Inc. serves as the general partner of MLII and as such may be deemed to be the indirect beneficial owner of the Shares. MLII (NCGP) Inc., however, expressly disclaims beneficial ownership of the Shares except to the extent of its pecuniary interest therein.

[See Attachment]	[See Attachment]
**Signature of Reporting Person	Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
See Instruction 6 for procedure.

JOINT FILER INFORMATION
Name:	MLII Co-Investment Fund NC Limited Partnership
Address:	100 International Boulevard
Toronto, Ontario M9W 6J6
Designated Filer:	MLII Co-Investment Fund NC Limited Partnership
Issuer & Ticker Symbol:	DepoMed, Inc.
Date of Event Requiring Statement:	April 21, 2003

By: MLII (NCGP) Inc., its General Partner

Signature:/s/Graysanne Bedell	/s/Gregory Gubitz	Date: May 1, 2003
By: Graysanne Bedell	Gregory Gubitz
Title: Secretary	Vice-President & Director
Name:	MLII (NCGP) Inc.
Address:	100 International Boulevard
Toronto, Ontario M9W 6J6
Designated Filer:	MLII Co-Investment Fund NC Limited Partnership
Issuer & Ticker Symbol:	DepoMed, Inc.
Date of Event Requiring Statement:	April 21, 2003

Signature:/s/Graysanne Bedell	/s/Gregory Gubitz	Date: May 1, 2003
By: Graysanne Bedell	Gregory Gubitz
Title: Secretary	Vice-President & Director